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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                 SCHEDULE 13E-3
                                 (RULE 13E-100)
                                (AMENDMENT NO. 3)

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13E-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 AND RULE 13E-3 THEREUNDER

                           UNIGRAPHICS SOLUTIONS INC.
                                (Name of Issuer)
                                 ---------------
                           UNIGRAPHICS SOLUTIONS INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    904928108
                      (CUSIP Number of Class of Securities)
                                 ---------------
                                ANTHONY J. AFFUSO
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           UNIGRAPHICS SOLUTIONS INC.
                                10824 HOPE STREET
                            CYPRESS, CALIFORNIA 90630
                            TELEPHONE: (714) 952-0311
           (Name, address and telephone number of Person authorized to receive notices and communications on behalf of
                          the Person filing Statement)
                                 ---------------
                                 WITH COPIES TO:

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
                    J. RANDALL WALTI, ESQ.                                     HAROLD R. BURROUGHS, ESQ.
        VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY                            R. RANDALL WANG, ESQ.
                  UNIGRAPHICS SOLUTIONS INC.                                        BRYAN CAVE LLP
                      10824 HOPE STREET                                         ONE METROPOLITAN SQUARE
                  CYPRESS, CALIFORNIA 90630                                   211 N. BROADWAY, SUITE 3600
                  TELEPHONE: (714) 952-0311                                    ST. LOUIS, MISSOURI 63102
                                                                               TELEPHONE: (314) 259-2000
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         This statement is filed in connection with (check the appropriate box):
     a.  | |      The filing of solicitation materials or an information
statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
Securities Exchange Act of 1934.
     b.  | |      The filing of a registration statement under the Securities
Act of 1933.
     c.  |X|      A tender offer.
     d.  | |      None of the above.

     Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies. | |

Check the following box if the filing is a final amendment reporting the results of the transaction: |X|


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         This Amendment No. 3 amends and supplements the Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission on August 22, 2001, as previously amended (as amended, the "Schedule 13E-3"), relating to the tender offer by UGS Acquisition Corp. (the "Purchaser"), a Delaware corporation and a direct, wholly owned subsidiary of Electronic Data Systems Corporation, a Delaware corporation ("EDS"), to purchase any and all of the outstanding shares of Class A Common Stock at a purchase price of $32.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated August 21, 2001, as amended from time to time (the "Offer to Purchase"), and in the related Letter of Transmittal. Capitalized terms not defined herein shall have the ascribed to such terms in the Schedule TO and the Offer to Purchase.

ITEMS 6 AND 11.

Items 6 and 11 of the Schedule 13E-3 are hereby amended and supplemented by the following:

         "The Offer expired at midnight, New York City time, on September 27, 2001. A total of approximately 5,135,718 Shares were validly tendered pursuant to the Offer and not withdrawn, and were accepted for payment on September 28, 2001. After giving effect to the acquisition of the Shares tendered in the Offer, and prior to the Merger, the Purchaser owned approximately 96.4% of the Shares then outstanding (excluding in the calculation thereof the Shares which EDS obtained by conversion of Class B Common Stock into Shares on September 27,
2001).

         On September 27, 2001 EDS converted 31,264,999 of the 31,265,000 shares of Class B Common Stock held by it into 31,264,999 Shares. On September 28, 2001, and prior to the Merger, EDS contributed such 31,264,999 Shares, together with the one remaining share of Class B Common Stock, to the Purchaser. As a result, the Purchaser owns at least 90% of the outstanding Shares and 100% of the outstanding Class B Common Stock.

         Following completion of the Offer, the Purchaser was merged with and into the Company, resulting in the Company becoming a direct and wholly owned subsidiary of EDS. As a result of the Merger, which became effective at 8:15 a.m., New York City time, on Friday, September 28, 2001, each publicly held Share was converted into the right to receive $32.50 in cash, subject to the exercise of appraisal rights under Delaware law. The Company's Class A Common Stock ceased to be traded on the New York Stock Exchange beginning September 28, 2001. A copy of the press release, dated September 28, 2001, issued by EDS and the Company announcing the closing of the Offer and the completion of the Merger is attached hereto as Exhibit (a)(16) and is incorporated herein by reference."

ITEM 16.  EXHIBITS.

Item 16 is hereby amended and supplemented by the addition of the following exhibit:

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
           EXHIBIT NO.                           DESCRIPTION
        ------------------- ---------------------------------------------------------
             (a)(17)        Joint Press Release issued by EDS and the Company on
                            September 28, 2001. (Incorporated by reference to
                            Exhibit (a)(1)(O) to the Schedule TO filed by EDS
                            and the Purchaser on September 28, 2001.)
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2001       UNIGRAPHICS SOLUTIONS INC.



                                 By:             /s/ Douglas E. Barnett
                                    -------------------------------------------
                                    Name:        Douglas E. Barnett
                                    Title:       Vice President, Chief Financial
                                                 Officer and Treasurer